July 15, 2005

Via Edgar and Telecopy (202) 942-9528

Mail Stop 7010

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street St., N.W.
Washington, D.C. 20549

                  Re:      Streicher Mobile Fueling, Inc.
                           Registration Statement on Form S-3
                           Filed June 24, 2005
                           File No. 333-126116

Dear Mr. Schwall:

Streicher Mobile Fueling, Inc., as the Registrant on the above-referenced Registration Statement, hereby requests that the Commission accelerate the effective date of the Registration Statement so as to become effective at 5:00 p.m. Eastern Time on Monday, July 18, 2005, or as soon thereafter as practicable.

On behalf of the Registrant I hereby acknowledge that:

      1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      3. The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard E. Gathright
--------------------------
Richard E. Gathright
President and CEO